

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Runzhe Zhang
Chief Executive Officer
LZ Technology Holdings Limited
No. 59-2, Wanghai Street, Siming District,
Xiamen, Fujian Province, 361008
People's Republic of China

> **Re: LZ Technology Holdings Limited**
> **Amendment 3 to Draft Registration Statement on Form F-1**
> **Submitted December 5, 2023**
> **CIK No. 0001967397**

Dear Runzhe Zhang:

     We have reviewed your amended draft registration statement and have the following comments.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1.   Please revise to disclose the percentage of revenue generated by your top three customers for each period presented, consistent with your disclosures on page 54 and elsewhere.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income, page F-3

2.   Please revise to separately present revenue and related costs of revenue from products and services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun, Esq.